EXHIBIT 5.2

FORM OF OPINION OF
STEWART MCKELVEY STIRLING SCALES

[STEWART MCKELVEY STIRLING SCALES LETTERHEAD]

File Reference: NS26117-18

[            ], 2001

Genesis Microchip Incorporated
165 Commerce Valley Drive W.
Thornhill, Ontario, Canada L3T 7V8

Wilson Sonsini Goodrich & Rosati
One Market
Spear Street Tower, Suite 3300
San Francisco, CA 94105

Ladies and Gentlemen:

Re:    Genesis Microchip Incorporated

          We are solicitors for Genesis Microchip Incorporated (“Genesis”), a company continued and existing under the Companies Act (Nova Scotia) (the “Companies Act”). We have acted as Canadian counsel to Genesis in connection with the proposed Plan of Arrangement under Section 130 of the Companies Act (the “Plan of Arrangement”), whereby Genesis will become an indirect, wholly owned subsidiary of Genesis Microchip Inc., a Delaware corporation (“Genesis Microchip Delaware”), and shareholders of Genesis will become stockholders of Genesis Microchip Delaware (the “Arrangement”).

          For purposes of our advice to you, we have made no investigation and express no opinion on the laws of any jurisdiction other than the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein. The opinions hereinafter expressed are based upon laws in effect on the date hereof.

          We understand that this letter will form part of a submission to be made by you on behalf of Genesis requesting a “no action” letter from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) respecting, among other things, the availability of the exemption contained in Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”), from the registration requirements thereof in respect of the issue of certain securities by Genesis under the Arrangement.

          We understand that Section 3(a)(10) of the 1933 Act provides for an exemption from the registration requirements of Section 5 of the 1933 Act for:

“... any security which is issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in exchange shall have the right to appear, by any court ”.

          You have requested our advice concerning the nature of statutory arrangements under the Companies Act, and in particular the nature of the proceedings before the Supreme Court of Nova Scotia. You have asked us to confirm that the Supreme Court of Nova Scotia, in considering and approving the Arrangement, will inquire into the fairness of the Arrangement. Finally, you have asked us to confirm that the Supreme Court of Nova Scotia will be advised that its order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the 1933 Act respecting the Arrangement.

Genesis Microchip Incorporated
[            ], 2001

          For the purposes of this letter, we have assumed that the SEC will consider that “any court” would include the Supreme Court of Nova Scotia for the purposes of Section 3(a)(10) of the 1933 Act.

     Description of the Arrangement

          The reorganization of Genesis will be effected through a Share Exchange and Arrangement Agreement and Plan of Arrangement. Pursuant to the terms of the Plan of Arrangement, Genesis Microchip Nova Scotia Corp. (“Genesis NSULC”), a newly formed Nova Scotia unlimited company and a wholly owned subsidiary of Genesis Microchip Delaware, will acquire all of the outstanding common shares of Genesis, other than those common shares of Genesis held by holders who properly exercise dissent rights and are paid by Genesis the fair value of the common shares of Genesis held by such holders. Shareholders of Genesis will receive from Genesis NSULC one share of common stock of Genesis Microchip Delaware for each Genesis common share then held by them. Following the completion of the Arrangement, Genesis will become an indirect, wholly owned subsidiary of Genesis Microchip Delaware.

     Shareholder Approval and Court Approval of the Arrangement

          The Arrangement falls within the range of transactions contemplated by the statutory arrangement provisions of Section 130 of the Companies Act. In order for the Arrangement to be implemented, Genesis must comply with statutory procedures under Section 130 of the Companies Act. The material elements of the statutory procedures and established corporate practice, include:

(i)  seeking an interim order (“Interim Order”) from the Supreme Court of Nova Scotia. One of the primary purposes of the Interim Order is to ensure that, to the greatest extent possible, all of the elements of “procedural fairness” are present. The nature of the Interim Order is discussed in greater detail below;

(ii) following obtaining of the Interim Order, calling the Genesis Meeting (as defined below) and distributing to Genesis Shareholders the materials required by the Interim Order;

(iii) obtaining the level of Genesis Shareholder approval for the Arrangement at the Genesis Meeting as required by the Companies Act and the Interim Order;

(iv) following and assuming Genesis Shareholder approval, seeking a final order (the “Final Order”) from the Supreme Court of Nova Scotia, confirming and approving the Arrangement; and

(v)  if the Final Order is obtained, filing a certified copy of the Final Order with the Registrar of Joint Stock Companies for the Province of Nova Scotia under the Companies Act to give effect to the Arrangement.

     The Interim Order

          We anticipate that the Interim Order will contain directions from the Supreme Court of Nova Scotia on the following procedures and matters, among others:

(i) the calling and holding of a special general meeting (the “Genesis Meeting”) of Genesis Shareholders to consider and, if deemed advisable, to approve the Arrangement;

(ii) the procedure for the calling, holding and conduct of the Genesis Meeting;

(iii) the distribution to all affected Genesis Shareholders of a notice of the Genesis Meeting, a form of proxy and a proxy statement containing extensive disclosure about the Arrangement;

(iv) the level of Genesis Shareholder approval of the Arrangement required to be obtained at the Genesis Meeting in order that the Arrangement be approved by the Genesis Shareholders;

(v) the provision to Genesis Shareholders of rights to dissent and to seek fair value, similar to the dissent and appraisal provisions of the Third Schedule of the Companies Act;

Genesis Microchip Incorporated
[            ], 2001

(vi)  the distribution to all Genesis Shareholders of a notice of application by Genesis for a hearing before the Supreme Court of Nova Scotia to obtain the Final Order, to be held following Genesis Shareholder approval of the Arrangement; and

(vii)  the right of Genesis, following Genesis Shareholder approval of the Arrangement at the Genesis Meeting, to apply to the Supreme Court of Nova Scotia for the Final Order to approve the Arrangement.

     The Final Order; “Fairness”

          Fairness, in Canadian law, is generally considered to include both “procedural fairness” and “substantive fairness”. Procedural fairness is satisfied by the combination of the governance, informational and meeting procedures established to carry out the Arrangement, many of which will be reflected in the Interim Order. Substantive fairness involves direct enquiry into and consideration of the fairness of the Arrangement to affected Genesis Shareholders. One of the purposes of, and a principal component of the evidence and submissions to be made at, the final hearing before the Supreme Court of Nova Scotia at which the Final Order is sought, is to establish fairness.

          At the hearing for the Final Order, the Supreme Court of Nova Scotia has broad discretion in its consideration of the Arrangement, and may approve the Arrangement as proposed, or require amendments, or refuse approval. Canadian courts have established a number of criteria under which an arrangement is evaluated.

          The seminal Canadian case on statutory plans of arrangement is Re Dairy Corp. of Canada Ltd., [1934] 3 D.L.R. 347 (Ont. S.C.). In this case the Court determined that it was the duty of the court to ascertain whether an arrangement proposed under subsection 64(a) of the Companies Act, R.S.O. 1927, c. 218, as amended, was fair and reasonable. As stated by Mr. Justice Middleton, at p. 348:

Upon this motion I think it is incumbent upon the Judge to ascertain if all statutory requirements which are in the nature of conditions precedent have been strictly complied with and I think the Judge also is called upon to determine whether anything has been done or purported to have been done which is not authorized by this statute. Beyond that there is, I think, the duty imposed upon the Court to criticize the scheme and ascertain whether it is in truth fair and reasonable.”

          This decision has been cited often in subsequent jurisprudence (including cases referred to below) in respect of statutory plans of arrangement proposed under legislation containing arrangement provisions having substantially the same effect as those in the Companies Act. The duty, as expressed in this decision, has also been affirmed at the appellate level in relevant jurisprudence, including Northland Properties Ltd. v. Excelsior Life Insurance Co. of Canada, [1989] 3 W.W.R. 363 (B.C.C.A.), Premji v. Amoco Acquisition Company Ltd., (1988) 70 C.B.R. (N.S.) 185 (Alta. C.A.) and Re Langley’s Ltd., [1938] O.R. 123 (Ont. C.A.).

          In Re Canadian Pacific Ltd. (1990), 70 D.L.R. (4th) 349 (Ont. H.C.J.), Mr. Justice Austin, in considering a proposed arrangement under legislation with similar provisions to the Companies Act, stated (at p. 369):

“... the jurisprudence has established that for an arrangement to get court approval, it must not only be not oppressive, it must be fair and reasonable.”

          The court, citing with approval the English decision Re Alabama, New Orleans, Texas and Pacific Junction Railway Co., [1891] 1 Ch. 213 (C.A.), established five roles of a court when considering an arrangement:

1. to ascertain that all the statutory requirements have been fulfilled;
2. to satisfy itself that the arrangement is put forward in good faith;
3. to consider whether the statutory majority who approved the scheme were acting bona fide or were seeking to promote interests adverse to those of the class whom they professed to represent;

Genesis Microchip Incorporated
[            ], 2001

4 to determine whether the arrangement is such as a man of business would reasonably approve; and
5. to determine whether the arrangement is fair and reasonable.

          The Court of Appeal of Nova Scotia, in Re Keddy Motor Inns Ltd., (1992), 110 N.S.R. (2d) 246, 299 A.P.R. 246, considered arrangement provisions substantially identical to those in section 130 of the Companies Act and adopted the reasoning in Re Alabama. Freeman, J.A. stated at paragraph 12:

“… court sanction for the plan required that the court be satisfied as to three criteria which have evolved through the case law

1. There must be strict compliance with all statutory requirements.
2. All material filed and procedures carried out must be examined to determine if anything has been done or purported to be done which is not authorized by the [Act].
3. The plan must be fair and reasonable.”

          The duty to determine whether an arrangement is fair and reasonable is an independent duty of the court. It is not sufficient for court approval that the arrangement not be challenged or that the shareholders have approved the arrangement. As Mr. Justice Blair stated in Re Olympia & York Development Ltd. (1993), 102 D.L.R. (4th) 149 (Ont. Ct. Gen. Div.) in connection with an arrangement under the corresponding provisions of the Business Corporations Act (Ontario):

“The court supervises the process. The court approves or declines to approve the arrangement, depending upon whether it is “fair and reasonable” to all concerned in the circumstances.” (at p. 163) Mr. Justice Blair further stated, at p. 169, that “ the mere fact that a requisite majority of shareholders has adopted the plan is not, in itself, enough to warrant court approval.”

          The duty to ensure that an arrangement proposed under Section 130 of the Companies Act, and under corresponding arrangement provisions in similar Canadian provincial corporate law, is fair and reasonable is well established in the applicable jurisprudence. The court will make an independent examination of the nature of the arrangement and its effects on various parties in order to satisfy this duty. This enquiry into fairness is one of the principal elements in the judicial confirmation of a proposed arrangement.

          It is our opinion all Genesis Shareholders will be entitled to appear, to be represented by counsel, and to be heard by the Supreme Court of Nova Scotia at the hearing of the application for the Final Order at which the fairness of the Arrangement will be considered.

          In the application to the Supreme Court of Nova Scotia for approval of the Arrangement, the Supreme Court of Nova Scotia will be advised that its order will constitute the basis for an exemption from the registration requirements of the 1933 Act respecting the reorganization of Genesis.

          Without our prior consent, this opinion and advice may not be relied upon by you for any other purpose or in connection with any other transaction, except that you may reply upon it for the purpose of expressing an equivalent opinion in connection with the Arrangement.

Yo	urs very truly,